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                                                                    EXHIBIT 23.2


              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-4 of Private Capital Investors, Inc., of our report dated November 16, 2001 (which report contains an explanatory paragraph relating to certain significant risks and uncertainties which conditions raise substantial doubt about the Company's ability to continue as a going concern, and is based in part on the report of another auditor) relating to the financial statements of Private Capital Investors, Inc., as of July 31, 2001 and for the year then ended and cumulative from inception (August 6, 1999), appearing in such Prospectus. We also consent to the references to us under the heading "Experts" in the Prospectus.


                                          RACHLIN COHEN & HOLTZ LLP



Miami, Florida
May 31, 2002